Exhibit 8.1

Subsidiaries of Mesoblast Limited

Legal Entity	Jurisdiction of Organization
Mesoblast International Sarl	Switzerland
Mesoblast UK Limited	United Kingdom
Mesoblast, Inc.	United States

3462081-v2\SYDDMS	1